Exhibit 99.3

PRESS RELEASE

INTESA SANPAOLO: FIRST ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

•             Overall allocation of net income and reserves equal to 38 euro cents per ordinary share and  39.1 euro cents per saving share, for a total of 4,867 million euro approved.

•             Purchase and sale of own ordinary shares authorised to serve compensation plans for employees.

•             Giuseppe Mazzarello appointed Member of the Supervisory Board.

•             Review of compensation to Reconta Ernst & Young approved.

•             Changes in the Articles of Association approved.

Torino, Milano, 3rd May 2007 — The first ordinary and extraordinary Shareholders’ Meeting of Intesa Sanpaolo was held today under the chairmanship of Giovanni Bazoli. The Meeting, in its ordinary part, resolved upon the overall allocation of net income and reserves equal to 4,867,350,108.81 euro, assigning 0.391 euro to each saving share and 0.380 euro to each ordinary share. In detail, the Meeting approved the following allocation of net income:

-               the distribution of a dividend of 0.141 euro to each of the 932,490,561 saving shares, for a total amount of 131,481,169.10 euro;

-               the distribution of a dividend of 0.130 euro to each of the 11,849,332,367 ordinary shares — including the shares issued on 1st January 2007, with regular rights, to serve the merger with Sanpaolo IMI S.p.A. and those issued in April 2007 to serve the stock option plan previously resolved upon by Sanpaolo IMI — for a total amount of 1,540,413,207.71 euro.

Moreover, the Meeting resolved upon the partial distribution of the Share premium reserve, assigning 0.250 euro to each of the 12,781,822,928 ordinary and saving shares outstanding making up the share capital, for a total amount of 3,195,455,732.00 euro. The distribution of the Share premium reserve is subject to the same taxation as the distribution of net income. Dividend payment and reserve distribution will take place starting 24th May 2007 (with coupon presentation on 21st May).

The Meeting, resolving upon the above, approved the proposal for distribution of dividends and reserves made on 14th April last by the Management Board and the Supervisory Board within the strategic framework of the 2007-2009 Business Plan approved by both Boards on the same day. Such proposal included the distribution (from net income and reserves) of a “total dividend” of 0.38 euro for ordinary shares and 0.391 euro for saving shares, with a total pay-out equal to more than 4.8 billion euro, made up of:

-               an “ordinary dividend” equal to 0.22 euro for Intesa Sanpaolo ordinary shares and 0.231 euro for saving shares (“ordinary dividend” is intended as the distribution — from net income and reserves — of the same amount as that of the dividend distributed by Banca Intesa S.p.A. in 2006, equal to 0.231 euro for saving shares and 0.22 euro for ordinary shares), with a consequent “ordinary” pay-out of more than 2.8 billion euro;

-               an “extraordinary dividend” equal to 0.16 euro for ordinary and saving shares (“extraordinary dividend” is intended as the distribution above the “ordinary dividend”), with a consequent “extraordinary” pay-out equal to about 2 billion euro.

Furthermore, the ordinary Shareholders’ Meeting authorised the purchase and sale of own ordinary shares to serve a Plan of assignment, for free, to employees. The free assignment Plan, since it is reserved to the Bank employees coming from Sanpaolo IMI S.p.A., integrates a similar initiative approved by the Bank on 1st December 2006 in favour of the employees of Banca Intesa S.p.A. The Shareholders’ Meeting of the latter on 1st December 2006 had resolved upon the purchase of own shares up to a maximum of 5,250,000 ordinary shares to serve this initiative, which also involved employees of the Italian subsidiary companies of the former Intesa Group, following resolutions of their respective Shareholders’ Meetings, for a maximum of 1,900,000 ordinary shares of the Parent Company.

The Plan is reserved to all Intesa Sanpaolo employees with an indefinite term or a professional apprenticeship contract in service as at the Plan issue date (4th May 2007) and already in service as at 31st December 2006 at Sanpaolo IMI S.p.A. save for specific exceptions.

Beneficiaries of the Plan are attributed the faculty of requesting to Intesa Sanpaolo S.p.A. the free assignment of shares amounting to a countervalue between a minimum of 516.46 euro and a maximum of 2,065.83 euro measured basing on the position of each beneficiary of the Plan as at 31st December 2006; such request leads to a restructuring of the amount of the Company Productivity Bonus 2006 due to each employee.

The date of assignment of the shares, object of the Plan, is 27th June 2007. The number of the shares to be assigned shall be determined dividing the countervalue due to each employee by the normal value of the stock for tax purposes, equal to the arithmetical average of official prices of the share calculated by Borsa Italiana S.p.A. in the period between the day of assignment of the shares to the same day of the previous calendar month. Where necessary, the resulting number will be rounded down to the lower unit.

For the purpose of serving the Plan involving employees of former Sanpaolo IMI, the Meeting authorised, with effect until 1st September 2007, the purchase of further own shares up to a maximum number of 4,600,000 Intesa Sanpaolo ordinary shares, of nominal value 0.52. The exact number of shares to be assigned will be determined on the basis of the number of acceptances of the Plan, of the individual countervalue assigned and the value of the share calculated on the basis of the fiscal law in force.

Pursuant to art. 132 of Legislative Decree no. 58 of 24th February 1998 and art. 144-bis of Consob Resolution 11971/99 and subsequent amendments, the purchase will be carried out on regulated markets according to the operating methods set forth in the regulations providing for the organisation and management of such markets. Purchases may occur at a price, net of ordinary accessory costs, no lower than a minimum of 10% and no higher than a maximum of 10% with respect to the reference price struck by the share on the Stock Exchange business day preceding each transaction. Purchases may occur in one or more times.

The Meeting authorised, pursuant to art. 2357 ter c.c. the sale on the Stock Exchange of any own ordinary shares exceeding the need of the Plan, at a price no lower than a minimum of 10% with respect to the reference price struck by the share on the Stock Exchange business day preceding each transaction.

The Meeting changed the resolution passed on 1st December 2006 with the aim to standardise both the price limits on own shares authorised in the Meeting of 1st December to the aforementioned limits and the date of assignment of the shares set on 27th June 2007 that was previously fixed for 1st June 2007. Moreover - in order to serve a free assignment plan for the subsidiary Intesa Trade Sim S.p.A., analogous to that resolved upon on 1st December, which will be carried out directly by Intesa Sanpaolo S.p.A. - the Meeting authorised the purchase of a further maximum number of 8,500 Intesa Sanpaolo S.p.A ordinary shares and the sale of any exceeding shares according to the aforementioned terms and prices.

For certain Group companies formerly controlled by Sanpaolo IMI S.p.A. the adoption of analogous stock granting plans for respective employees has been planned. To this aim, the Shareholders’ Meetings of the aforementioned companies authorised the purchase of Intesa Sanpaolo ordinary shares for a maximum amount of 3,000,000 shares.

More detailed information on the purchase Plan will be disclosed in compliance with the Law before the Plan is set in motion.

Pursuant to article 23.9 of the Articles of Association, the ordinary Shareholders’ Meeting also appointed Giuseppe Mazzarello Member of the Supervisory Board in place of Alfonso Iozzo who resigned from the office, with resolution adopted by a simple majority of votes cast on proposal submitted by Compagnia di San Paolo, for absence of candidates belonging to the list of the member leaving service not appointed on the date of appointment of the 19 Supervisory Board members of Intesa Sanpaolo — 1st December 2006, with effect 1st January 2007, for financial years 2007, 2008 and 2009 — in application of the transitory rule contained in article 34 of the Articles of Association “First appointments”; Giuseppe Mazzarello declared that he meets the independence requirements provided for by the Corporate Governance Code promoted by Borsa Italiana and is enrolled with the Register of auditors.

Moreover, the Meeting approved the proposal put forward by CNCE (Caisse Nationale des Caisses d’Epargne) not to proceed to the appointment of two other Supervisory Board Members - provided for by the transitory rule contained in article 34 of the Articles of Association “First appointments” - for which a single list had been submitted by Fondazione Monte dei Paschi di Siena and Fondazione Cariparma with no objection raised on their parts. The Meeting also approved to leave the number of Supervisory Board members unchanged at 19.

Finally, the ordinary Shareholders’ Meeting approved the extension of insurance coverage of civil responsibility, ensured to the Group’s persons performing administrative, managerial and control functions, to the members of the Supervisory Board as of 1st July 2007 and subsequent renewals of such policy, and the redetermination of compensation for Reconta Ernst & Young S.p.A., in charge of the auditing, conferred to the auditing company with resolution of the Shareholders’ Meeting of Banca Intesa on 20th April 2006, in consideration of the significant increase in the activity to be carried out following the merger with Sanpaolo IMI.

The Meeting, in its extraordinary part, approved the changes in the following articles of the Articles of Association: 7 (Shareholders’ Meeting), 17 (Powers of the Management Board), 18 (Chairman of the Management Board), 20 (Manager in charge of preparing the Company’s financial reports), 22 (Supervisory Board), 23 (Election of the Supervisory Board), 25 (Competence of the Supervisory Board), 30 (Accounting Control). These changes were made necessary following the needs which emerged from the concrete application of the Bank’s new Articles of Association in the first months of 2007 and the reform of the so-called Savings Law with the entry into force of Legislative Decree no. 303 of 29th December 2006.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
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